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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67446

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AccessAlpha Worldwide LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 West Lake Street, Suite 1700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert LeClercq	**(312) 585-6000**	rob.leclercq@accessalpha.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Drive, 6th Floor	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

12/17/2009	**3968**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert LeClercq _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AccessAlpha Worldwide, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President, Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Accessalpha Worldwide, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 11, 2026

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

<u>ACCESSALPHA WORLDWIDE LLC</u>

<u>FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM</u>

<u>DECEMBER 31, 2025</u>

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

ACCESSALPHA WORLDWIDE LLC

TABLE OF CONTENTS

DECEMBER 31, 2025

Letter of Oath or Affirmation
Report of Independent Registered Public Accounting Firm

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2025

ASSETS

ASSETS

Cash	$	12,539
Prepaid expenses and other assets		24,924
TOTAL ASSETS	$	37,463

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	0
MEMBERS' EQUITY		37,463
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	37,463

The accompanying notes are an integral part of this statement.

ACCESSALPHA WORLDWIDE LLC

Statement of Operations

For the Year Ended December 31, 2025

REVENUES FROM CONTRACTS WITH CUSTOMERS

Introductory fees	$	188,629
Consulting fees		79,967
		268,596

EXPENSES

Partner compensation and office wages	92,125
Insurance and bonds	79,271
Professional fees	40,690
Travel	23,955
State Income Taxes	16,885
Occupancy	8,290
Other expenses	27,202
	288,418

Net loss	$	(19,822)

The accompanying notes are an integral part of this statement.

4

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2025

Balance – January 1, 2025	$	57,285
Net loss		(19,822)
Balance – December 31, 2025	$	37,463

The accompanying notes are an integral part of this statement.

5

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (19,822)
Adjustment to reconcile net loss to net cash		
Used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets	(3,921)	
Total adjustments		(3,921)
Net cash used in operating activities		(23,743)
Net decrease in cash		(23,743)
Cash, beginning of year		36,282
Cash, end of year		$ 12,539

The accompanying notes are an integral part of this statement.

6

ACCESSALPHA WORLDWIDE LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from two major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; and Consulting Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Cash</u>

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2025.

<u>Securities</u>

As a non-carrying, non-clearing dealer, the Company does not receive or hold customer funds or safe keep customer securities.

<u>Revenue Recognition</u>

Revenue from contracts with customers includes introductory fees and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company's principal sources of revenue are derived from introductory fees and consulting fees, as more fully described below, as well as reimbursed expenses from customers.

Introductory fees. The Company makes introductions to institutional investors on behalf of its customers. Each time an investor makes an investment with one of the Company's customers, the Company charges an introductory fee. The Company may receive an introductory fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the sale of fund offerings to investors and as such this is fulfilled on the contract date at a point in time. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investments at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually quarterly.

Consulting fees. The Company assists its customers with creation of marketing materials and product development, among other project work. Each time the Company begins this consulting service, the Company charges a consulting fee. The Company will receive a consulting fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the initiation of said consulting project and is satisfied as these projects are completed. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on subsequent activities at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the future activities are known, which is stated in individual contracts.

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The Company is responsible for the computed Illinois replacement tax, if any. The Company elected to record and pay state income taxes based on the Company's taxable income that were previously the sole responsibility of the members. The Company may make a distribution in 2026 in connection with the members' respective income tax liabilities incurred for 2025 as a result of the Company's partnership income tax status.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include its allowance for doubtful accounts.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. The Company is a lessee in a month to month operating lease for office space.

NOTE 3 – SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of receiving compensation for identifying potential investors for its client's various private offerings. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or net loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore,

a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 56 percent of its total revenues from a single external customer in 2025.

NOTE 4 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2025, 99% of the Company's revenue was derived from three customers. Due to the nature of the industry, revenues received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness", whichever is greater, and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2025, the Company had net capital of $12,539 of which $7,539 was in excess of its required net capital of $5,000. At December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0. The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 6 – MEMBERS' EQUITY

The Company operates under a restated and amended operating agreement effective December 31, 2016. Under the restated agreement, Class A units represent a membership interest in the Company, including any and all benefits to which a Member may be entitled to under the agreement and the obligations of a Member under the agreement.

NOTE 7 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the date the financial statements were available for issue and is not aware of any material subsequent events occurring during this period.

ACCESSALPHA WORLDWIDE LLC **Schedule I**

Computation of Regulatory Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

NET CAPITAL		
Members' equity		37,463
Deductions		
Nonallowable assets		
Prepaid expenses and other assets	24,924	
		(24,924)
Net Capital		$ 12,539
AGGREGATED INDEBTEDNESS		
Total A.I. liabilities		$ 0
Aggregate Indebtedness		$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)		
		$ 5,000
EXCESS NET CAPITAL		$ 7,539
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0

There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS report, Part II of Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule II**

AccessAlpha Worldwide LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule III**

AccessAlpha Worldwide LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm.


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Accessalpha Worldwide, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Accessalpha Worldwide, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about Accessalpha Worldwide, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

FGMK, LLC

Chicago, Illinois
February 11, 2026

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

AccessAlpha Worldwide LLC

EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE
15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

AccessAlpha Worldwide LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for identifying potential investors for its client's various private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By: _____
       Robert R. LeClercq
       President, Chief Financial Officer

Date: February 9, 2026